November 2011 Pricing Sheet dated November 25, 2011 relating to Free Writing Prospectus dated November 1, 2011 Registration Statement No. 333-158385 Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities due November 28, 2012
Based on the Performance of the Common Stock of JPMorgan Chase & Co.

PRICING TERMS – November 22, 2011
Issuer:	HSBC USA Inc.
Underlying stock:	JPMorgan Chase & Co. common stock
Aggregate principal amount:	$22,688,400
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	November 22, 2011
Original issue date:	November 28, 2011 (3 business days after the pricing date)
Maturity date:	November 28, 2012
Early redemption:
If, on any of the first three determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly payment:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.4775 (4.775% of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	February 23, 2012, May 23, 2012, August 23, 2012 and November 23, 2012. We also refer to November 23, 2012 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final share price is less than the downside threshold level:	(i) the physical delivery amount in shares (with any fractional shares to be paid in cash), or (ii) at our option, the cash value of such shares as of the final determination date
Physical delivery amount:
A number of shares of the underlying stock calculated by the calculation agent by dividing the stated principal amount by the initial share price.  The physical delivery amount is subject to adjustments in the case of certain corporate events as described herein.

Downside threshold level:	$22.06, which is equal to 75% of the initial share price
Initial share price:	$29.41, which was the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	40433C197
ISIN:	US40433C1971
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest)” in the accompanying free writing prospectus dated November 1, 2011.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.00	$0.15	$9.85
Total	$22,688,400	$340,326	$22,348,074

(1)
HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.15 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $0.15 for each note they sell.  See “Supplemental plan of distribution (conflicts of interest)” in the accompanying free writing prospectus dated November 1, 2011.

You should read this document together with the free writing prospectus describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420411060650/v238809_fwp.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

November 2011